

May 17, 2025

Via email: gcrawford@myquipt.com

The Directors of Quipt Home Medical Corp.
c/o Mark Greenberg, Head of Transaction Committee
Greg Crawford
1019 Town Drive
Wilder, Kentucky 41076

### Re: Non-Binding Letter of Intent

Dear Board Members,

Forager Capital Management ("**FCM**") has reviewed information about Quipt Home Medical Corp. ("**Quipt**") which is publicly available on its website and under its profile at sec.gov/EDGAR (collectively, the "**Information**"). It is with great pleasure that we submit this non-binding letter of intent ("**LOI**") to enter into a transaction (the "**Potential Transaction**") to acquire 100% of the issued and outstanding common shares (the "**Common Shares**") of Quipt. This LOI is good until 5:00 PM EST on May 23, 2025, and shall terminate if not signed and returned to us by then.

FCM currently owns just under 10% of the total shares outstanding and has followed Quipt intently since 2018.  Over the last two and a half years, it has become abundantly clear that the true value of Quipt is unlikely to ever be fully appreciated by the public markets. Thus, offering current shareholders a substantial premium for their shares is in the current shareholders' best interest.

We've spent the last fifteen years studying public microcap companies. The unfortunate toll that comes with being a microcap is that the price of your stock is largely influenced by quantitative funds and investors. This means that the average investor pricing Quipt's stock is conducting no fundamental research. That dynamic is not an impediment for certain business models where management's plan and execution thereof can be easily discovered through the simple and/or linear growth in GAAP earnings. With respect to Quipt's business model, however, these funds undervalue the business due to depreciation and amortization charges required by accrual accounting rules, which do not accurately reflect true economic depreciation rates.

Furthermore, the expenses associated with maintaining Quipt as a public company are excessively burdensome for an enterprise of this scale, and these expenses continue to rise. Such costs hinder growth and compromise competitiveness compared to larger competitors. Public shareholders are left fighting an uphill battle and are unlikely to ever be rewarded for the growth and the true value of this business.

We strongly believe that an acquisition by FCM rewards current shareholders with a healthy premium in cash that they are unlikely to receive from the public markets.

## 1. Purchase Price

Based on our preliminary analysis and subject to the terms and conditions set out in this LOI, we propose to acquire, for cash, 100% of the Common Shares at a price of $3.10 per Common Share (the "**Purchase Price**").

The Purchase Price represents a significant premium to the trading price of the Quipt Common Shares across a number of measuring periods, including:
- A 120% premium over the $1.41 closing price on May 16, 2025 (the last trading day prior to the submission of this Letter of Intent);
- A 96% premium over the average price of $1.58 for the 7-trading day period ended May 16, 2025; and
- A 71% premium over the volume weighted average price of $1.81 for the 30-trading day period ended May 16, 2025.

We believe our implied premiums compare favorably to take-private transactions over the last two years, where less than 15% of deals were completed at premiums of greater than 50% over the last closing price prior to deal announcement. Furthermore, take-private transactions over the last twelve months saw premia ranging from approximately 35% to 55% based on the 50th and 75th percentiles of announced and completed deals.

The Purchase Price has been determined using market multiple valuation techniques and discounted cash flows. As part of our analysis, we reviewed certain information relating to the following selected transactions in the home medical equipment industry:

| Announcement Date | Target | Acquiror |
|---|---|---|
| July 8, 2019 | AdaptHealth Corp. | DFB Healthcare Acquisition Corp. |
| May 26, 2020 | Solara Medical Supplies LLC & ActivStyle Inc. | AdaptHealth Corp. |
| December 1, 2020 | AeroCare Holdings | AdaptHealth Corp. |
| January 10, 2022 | Apria, Inc. | Owens & Minor, Inc. |
| July 23, 2024 | Rotech Healthcare Holdings | Owens & Minor, Inc. |

In addition, we reviewed certain financial information and public market multiples for the following publicly traded corporations in the home medical equipment industry:

- AdaptHealth Corp.
- Owens & Minor, Inc.
- Viemed Healthcare, Inc.

For each selected transaction and publicly traded company listed above, we calculated and compared enterprise value as a multiple of the target company's free cash flow over the last 12 months, as well as its estimated free cash flow for the next 12 months based on available Wall Street research estimates. Based on these calculations, along with our professional judgment and experience, we identified an illustrative EV/FCF multiple range of 15x to 16x. Accordingly, we believe the EV/FCF multiple implied by our Purchase Price of approximately 19.2x—based on Quipt's free cash flow (as publicly defined by management) for the 12 months ending March 31, 2025, as reflected in its public filings—represents a highly attractive valuation relative to comparable transactions and public companies.

Some of the key assumptions underlying the Purchase Price are as follows:

- the Information is accurate, complete, not misleading, and represents normalized earnings on a going-forward basis;
- there are no material changes to the sources of funding for Quipt's assets;
- Quipt's outstanding share capital consists of:
    - 43,443,972 Common Shares issued and outstanding;
    - 3,786,000 options to acquire Common Shares; and
    - 104,000 restricted share units to receive Common Shares after vesting;
- until the closing date, Quipt will (i) conduct business in the ordinary course in a manner consistent with past practice, (ii) maintain its properties and other assets in good working condition (normal wear and tear excepted), and (iii) use its reasonable best efforts to maintain the business and employees, customers, assets, and operations as an ongoing concern in accordance with past practice;
- other than as described in the Information, no material obligations, litigation, claims or governmental or regulatory investigations exist;
- all material agreements to which Quipt is a party are in full force and effect, all parties are in compliance with their obligations thereunder and no party has given any notice of its intention to terminate any such material agreement or demand repayment of any amounts due (or made a demand or claim for indemnification) thereunder;
- no party to any of Quipt's existing agreements will exercise any rights under change of control provisions in any manner adverse to Quipt or its business and operations;
- Quipt is in material compliance at all times with all applicable laws; and
- no significant attrition of senior management or material relationships.

## 2.     Sources of Financing

FCM and its partners anticipate funding the Potential Transaction using cash on hand. FCM will not require any financing from Quipt or its shareholders. If CIT Bank, N.A. requires repayment of loans they have made to Quipt, FCM has access to additional funds from available lines of credit to repay those loans on closing. Therefore, the Potential Transaction does not need a financing contingency.

### 3. Transaction Structure

FCM, through a direct or indirect wholly owned subsidiary, will acquire 100% of the issued and outstanding Common Shares. It is currently contemplated that the Potential Transaction will be effected by way of a plan of arrangement pursuant to applicable Canadian corporate and securities law, subject to finalizing the structure of the Potential Transaction once all of the tax, corporate, and securities laws issues have been reviewed in detail and subject to the provisions hereof, including the entering into of definitive documentation containing customary terms and conditions for transactions of this nature (including, but not limited to, "fiduciary out" provisions to comply with applicable laws).

### 4. "Go-Shop"

The definitive agreement to be entered into with respect to the Potential Transaction between FCM and Quipt (the "**Definitive Agreement**") will contain provisions allowing Quipt to undertake a standard "go-shop" process with customary deal protections, including (a) a go-shop provision for 30-days post signing of the Definitive Agreement (the "**Go-Shop Period**"); (b) a no-shop/non-solicitation covenant to apply upon expiration of the Go-Shop Period (such period following the expiration of the Go-Shop Period, the "**No-Shop Period**") ; (c) matching rights for FCM with respect to competing proposals; and (d) a break-up fee of 3.5% of the total Purchase Price during the Go-Shop Period and of 5.5% of the total Purchase Price during the No-Shop Period (including, without limitation, for termination pursuant to any "fiduciary out" provisions contained in the Definitive Agreement).

### 5. Illustrative Timeline

The Proposed Transaction is of the highest priority for us and we are prepared to proceed as quickly as possible. Our team, along with our legal and financial advisors, are ready to proceed with due diligence at your earliest convenience. With Quipt's full cooperation, we believe we can conduct our due diligence and settle definitive documentation in the following time frame:

- **Week 1: Quipt executes this LOI**
- **Week 1: FCM delivers due diligence checklist**
- **Week 1: Quipt establishes and populates electronic data room for due diligence**
- **Weeks 2 – 5: FCM conducts due diligence**
- **Weeks 2 – 6: Negotiate and sign definitive agreement between FCM and Quipt and the necessary voting/lockup agreements**
- **Weeks 6 – 9: Settle Quipt circular and finalize fairness opinion**
- **Weeks 6-10: Go-Shop Period**
- **Weeks 9-11: Seek Interim Court Order and Mail Meeting materials to Quipt shareholders**
- **Week 14: Quipt shareholder meeting**
- **Week 15: Seek Final Court Order**
- **Weeks 15 – 16: Complete all closing conditions**
- **Week 16: Closing**

**6.** **Exclusivity**

Immediately upon execution of this LOI by the parties hereto, Quipt shall, and shall cause its controlled affiliates, subsidiaries, directors, managers, advisors, officers, representatives, professionals, employees, agents, and others acting with its assent or on its behalf (collectively, the "**Representatives**") to, terminate any and all existing discussions or negotiations with any person or entity or group of persons or entities, other than FCM and its affiliates regarding an Alternative Transaction.

Until the earlier of: (i) 11:59 PM (New York Time) on August 15, 2025; (ii) the date on which FCM and Quipt enter into a Definitive Agreement in respect of the Potential Transaction; or (iii) the date on which FCM advises Quipt in writing that FCM is terminating its negotiations regarding the Potential Transaction and other transactions contemplated by this LOI (such period of time, the "**Exclusivity Period**"), Quipt and FCM shall continue to discuss on an exclusive basis the Proposed Transaction, including the negotiation of the terms thereof and the definitive documentation regarding the same.

During the Exclusivity Period, Quipt shall not and shall not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, or take any action to facilitate or encourage any inquiries or the making of any proposal from a person or entity or group of persons or entities, other than FCM and its affiliates that may constitute, or could reasonably be expected to lead to, an Alternative Transaction (as defined below); (ii) enter into or participate in any discussions or negotiations with any person or entity or group of persons or entities, other than FCM and its affiliates regarding an Alternative Transaction; (iii) furnish any information relating to Quipt or any of its subsidiaries, assets, or businesses, or afford access to the assets, business, properties, books or records of Quipt or any of its subsidiaries to any person or entity or group of persons or entities, other than FCM and its Representatives, in all cases for the purpose of assisting with or facilitating an Alternative Transaction; (iv) grant any waiver or release of any standstill or similar agreement with respect to any class or series of equity securities of Quipt or any of Quipt's subsidiaries; or (v) enter into an Alternative Transaction or any agreement, arrangement, or understanding, including, without limitation, any letter of intent, term sheet, or other similar document, relating to an Alternative Transaction.

As used herein, the term "**Alternative Transaction**" means any (i) direct or indirect acquisition or license of assets of Quipt or any of its subsidiaries (including any voting equity interests of Quipt's subsidiaries) equal to 15% or more of the fair market value of Quipt's consolidated assets or to which 15% or more of Quipt's net revenues or net income on a consolidated basis are attributable; (ii) direct or indirect acquisition of 15% or more of the Common Shares or other voting equity interests of Quipt; (iii) take-over bid that if consummated would result in any person or entity beneficially owning 15% or more of the Common Shares or other similar voting equity interests of Quipt; (iv) amalgamation, arrangement, other business combination or similar transaction involving Quipt or any of its subsidiaries, under which such person or entity would own 15% or more of the consolidated assets, net revenues, or net income of Quipt and its subsidiaries, taken as a whole; or (v) liquidation or dissolution of (or the adoption of a resolution to liquidate or dissolve) Quipt or the declaration or payment of extraordinary dividend (whether in cash or other property) by Quipt; in all cases of clauses (i) – (iv) where such transaction is to be entered into with any person or entity or group of persons or entities, other than FCM or its affiliates.

**7.  Expenses**

Each party hereto shall bear its own costs and expenses in connection with the negotiation and closing of the Potential Transaction ("**Transaction Costs**") and no party hereto shall have any liability for the Transaction Costs of any other party hereto.

**8.  Confidentiality**

This LOI is submitted on a confidential basis and with the understanding that none of Quipt or its directors, officers, employees, shareholders, or advisors will disclose the terms of this LOI to any third-party without FCM's prior written consent. Neither party hereto nor any of their respective affiliates or Representatives shall (orally or in writing) publicly disclose, issue any press release or make any other public statement, or communicate with the media, concerning the existence of this LOI or the subject matter hereof, without the prior written approval of the other parties hereto, except if and to the extent that such party (in the written opinion of counsel) is required to make any public disclosure or filing ("**Required Disclosure**") with respect to the subject matter of this LOI: (i) by applicable law; (ii) pursuant to any rules or regulations of any securities exchange on which the securities of such party are listed or traded; or (iii) in connection with enforcing its rights under this LOI.

**9.  No Obligation to Proceed with Potential Transaction**

This LOI merely reflects FCM's preliminary thoughts regarding the Potential Transaction and forms the basis of further discussions between us. It does not contain all matters on which agreement must be reached in order for the Potential Transaction to be consummated and does not constitute, and is not intended to constitute, an offer or a legally binding obligation of, or promise by, any person or entity to enter into a transaction (including, but not limited to, the Potential Transaction) or negotiate the terms of any transaction (including, but not limited to, the Potential Transaction), and no legally binding obligations of any person or entity, including, without limitation, an obligation to bargain in good faith or in any way other than at arms' length or to enter into definitive binding agreements, will be created, implied, or inferred by this LOI. No obligation to proceed with the Potential Transaction will arise unless and until definitive binding agreements with respect thereto have been executed and delivered by the parties thereto.

Consummation of the Potential Transaction and the other transactions contemplated by this LOI is subject to, among other things, satisfactory due diligence, including, without limitation, financial, business, tax, accounting and legal matters; receipt of all Quipt approvals; receipt of all internal and necessary third-party and regulatory approvals; our mutual agreement on all terms and conditions of the Proposed Transaction; and execution and delivery of definitive documentation by the parties thereto.

**10.**      **Governing Law**

This LOI will be governed by and construed in accordance with the laws of Delaware. Each of the parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Delaware in respect to any claim, dispute, or difference arising out of or in connection with this LOI.

**11.**      **Equitable Relief**

The parties hereto acknowledge that a breach of this LOI would cause irreparable harm for which monetary damages would be an inadequate remedy. A party hereto may seek equitable relief in the event of any breach or threatened breach by any other party hereto, including injunctive relief against any breach thereof and specific performance of any provision, in addition to any other remedy to which a party hereto may be entitled.

**12.**      **Binding Provisions**

Notwithstanding anything contained in this LOI and in consideration of the parties hereto entering into final negotiations, expending time and incurring expenses in connection herewith, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the provisions of paragraphs 6 (Exclusivity), 7 (Expenses), 8 (Confidentiality), 9 (No Obligation to Proceed with Potential Transaction), 10 (Governing Law), 11 (Equitable Relief), and 12 (Binding Provisions) hereof shall be legally binding upon and enforceable against FCM and Quipt upon execution of this LOI.

**13.**      **Contact Person**

If you have any questions, clarifications, or correspondence regarding this LOI please contact:

Johnny Wilhelm
Partner
Forager Capital Management
(205) 363-4763

*[Signature Page Follows]*

We are excited about this opportunity. We are prepared to meet and/or discuss with you and your representative at your team's earliest convenience to address all aspects of the Proposed Transaction, and we request that you please acknowledge its agreement by signing and returning to us an executed duplicate of this LOI (or your counterpart signature thereto) on behalf of Quipt.

Thank you.

Forager Capital Management

By: _____
Name: Johnny Wilhelm
Title: Partner

**AGREED AND ACCEPTED**
**FOR QUIPT**

Quipt Home Medical Corp.

By:_____
Name:_____
Title:_____
Date:_____